EXHIBIT 22

LIST OF SUBSIDIARIES

Name	Percentage Owned	Jurisdiction of Incorporation

American Augers, Inc.	100	Delaware

Astec, Inc.	100	Tennessee

Astec Holdings, Inc.	100	Tennessee

Astec Insurance Company	100	Vermont

Breaker Technology, Inc.	100	Tennessee

Breaker Technology Ltd.	100	Ontario, Canada

Carlson Paving Products, Inc.	100	Washington

CEI Enterprises, Inc.	100	Tennessee

Heatec, Inc.	100	Tennessee

Johnson Crushers International, Inc.	100	Tennessee

Osborn Engineered Products SA (Pty) Ltd.	91	South Africa

Kolberg-Pioneer, Inc.	100	Tennessee

Production Engineered Products, Inc.	100	Nevada

Roadtec, Inc.	100	Tennessee

Superior Industries of Morris, Inc.	100	Minnesota

Telsmith, Inc.	100	Delaware

Trencor, Inc.	100	Texas